Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Management’s Discussion &

Analysis

For the Year Ended

December 31, 2010

Suite 300 - 40 Village Centre Place

Mississauga, ON

L4Z 1V9

Tel:  (905) 629-1333

Management’s Discussion and Analysis

GENERAL

Management’s   discussion   and   analysis   (“MD&A”)   has   been   prepared   based   on   information   available   to

Quantitative  Alpha  Trading  Inc.  (“QAT”  or  the  “Company”),  formerly  RTN  Stealth  Software  Inc.  (“RTN”),  as

of  April  29,  2011.     The  MD&A  provides  a  detailed  analysis  of  the  company’s  business  and  compares  its  2010 results  with  those  of  the  previous  years  and  should  be  read  in  conjunction  with  the  Company’s  audited  consolidated

financial  statements   for  the  year  ended  December  31,  2010.    The  consolidated  financial  statements  have  been

prepared  in  accordance  with  Canadian  generally  accepted  accounting  principles  (“Canadian  GAAP”).   This  MD&A

may  contain  forward-looking  statements  about  the  Company’s   future  prospects,  and  the   Company  provides  no

assurance  that actual  results  will  meet  management’s expectations.

The  Company  is  in  the  business  of  providing  licensing  of  its  proprietary  “trading  software”  for  institutional  money managers  and  hedge  funds.  The  company  offers  a  unique,  direct  access  trading  decision  support  platform  for  active

traders.    This  trading  decision  support  tool  is  founded  on  established  psychologically  quantifiable  behavior  that

measures  trader  sentiment  and  provides  traders  with  insight  into  a  security’s  imminent  moves.    In  addition,  the

company’s  offers  a  separate  decision  making  software  based  on  the  algorithms  from  the  EMC-ALGO  Software  Suite

(“EMC”)  acquired  from  ENAJ  Mercantile  Corporation  (“ENAJ”)  in  May  2010,  which  seeks  returns  based  on  pricing discrepancies and sudden market place changes that occur on an intra-day basis in the futures markets.

The  company  has  acquired  and  developed  trading  algorithms  that  have  produced  strong  results  across  different markets including equities, futures, currency, ETFs and commodities.

The  company  is  actively  marketing  their  software  to  institutional  money  managers  and  hedge  funds.   Subsequent  to

year-end  the  board  has  authorized  management  to  utilize  the  company’s  proprietary  trading  systems  to  trade  in marketable securities to the extent of a maximum of $750,000 of the Company’s cash on hand.

FORWARD LOOKING STATEMENTS

All  statements,  other  than  statements  of  historical  fact,  constitute  “forward-looking  statements”  and  are  based  on

expectations,  estimates  and  projections  as  at  the  date  of  this  MD&A.   The  words  ”believe”,  “expect”,  “anticipate”,

“plan”,  “intend”,  “continue”,  “estimate”,  “may”,  ”will”,  “schedule”  and  similar  expressions  identify  forward-looking statements.  The Company cautions the reader that such forward-looking statements involve known and unknown risks,

uncertainties  and  other  factors  which  may  cause  the  actual  results,  performance  or  achievements  of  QAT  to  be materially  different  from  the  Company’s  estimated  future  results,  performance  or  achievements  expressed  or  implied

by    the    forward-looking    statements    and    the    forward-looking    statements    are    not    guarantees    of    future

performance.   Factors  that  could  cause  results  or  events  to  differ  materially  from  current  expectations  expressed  or implied  are  inherent  to  the  Company’s  business  and  include,  but  are  not  limited  to,  those  discussed  in  the  section

entitled  “Risks  and Uncertainties”.   The  Company  does not  intend,  and does  not  assume  any obligation  to update  these forward-looking  statements,  whether  as  a  result  of  new  information,  future  events  or  results  or  otherwise  except  as required by applicable laws.

OVERALL PERFORMANCE

Corporate Restructuring

On  November  2,  2009,  the  Company  and  its  three  former  wholly  owned  subsidiaries  Arris  Holdings  Inc.  (“AHI”),  CLI

Resources  Inc.  (“CLI”)  and  QMI  Seismic  Inc.  (“QMI”),  collectively  known  as  the  “Parties”,  entered  into  a  plan  of

arrangement  (the  “Arrangement  Agreement”)  whereby  the  Company   would  execute  a  spin-out  transaction  of  its  three

former  subsidiaries,  each  becoming  a  reporting  issuer  and  each  acquiring  an  asset  from  the  Company  in  exchange  for common shares (the “Distributed Shares”) of the respective subsidiary.

The change in corporate structure was effective on January 5, 2010 with the sequence of events as summarized below:

i.

The  identifying  name  of  the  Company’s  common  shares  was  altered  to  Class  A  Common  Shares  without  par value, being the RTN Class A Common Shares.

ii.

A  class  consisting  of  an  unlimited  number  of  Common  Shares  without  par  value  (the  “  Common  Shares’’)  and  a class consisting of Class A Preference Shares (the “RTN Class A Preferred Share”) were created.

iii.

Each issued RTN Class A Common Share was exchanged for one Common Share and one RTN Class A Preferred

Share  (with  no  par  value).  The  RTN  Class  A  Common  Shares  were  then  eliminated  upon  the  completion  of  the

Arrangement Agreement.

iv.

The  Company  transferred  its  interest  in  five  mineral  claims  in  Atlin,  British  Columbia  (the  “Mineral  Properties”)

to CLI; an agreement with a British Columbia manufacturing company to distribute its earthquake sensor products in  India  (the  “Distribution  Agreement”)  to  QMI;  and  all  of  the  Company’s  marketable  securities  (the  “Equity

Portfolio”) to AHI in the consideration for 17,583,372 common shares of each of CLI, QMI, and AHI (collectively known as “Distributed Shares”) issued by the three former subsidiaries respectively.

v.

The  Company  redeemed  the  issued  RTN  Class  A  Preferred  Shares  for  consideration  consisting  solely  of  the

Distributed  Shares.  Each  shareholder  of  record  as  of  the  close  of  business  on  November  5,  2009,  being  the  share

distribution  record  date  of  the  Company,  has  received  its  pro-rata  share  of  the  Distributed  Shares.   RTN  Class  A

Preferred Shares were then eliminated upon the completion of the Arrangement Agreement.

Corporate Restructuring (continued)

The  Arrangement  Agreement  resulted  in  the  transfer  of  the  Mineral  Properties,  the  Distribution  Agreement,  and  the

Equity  Portfolio  (collectively  the  “Transferred  Assets’)  from  the  Company  to  CLI,  QMI,  and  AHI  respectively.  The

Transferred Assets at carrying value to RTN were as follows:

Carrying value

of the transfer on

January 5, 2010

Mineral Properties

Five mineral claims in the areas located near Gladys

Lake Molybdenum occurrences in the Atlin Mining

District, British Columbia

$

67,185

Distribution Agreement

Distribution agreement with a British Columbia private

company to distribute its seismic sensors in India

$

1

Carrying value

Number of

of the transfer on

Equity Portfolio

shares

January 5, 2010

Publicly traded common shares

Desert Gold Ventures Inc.

300,000

$

240,000

Ona Power Corp.

2,800,000

509,600

Maxtech Ventures Inc.

440,000

228,800

Share purchase warrants of publicly traded shares

Ona Power Corp.

2,800,000

470,400

$

1,448,800

Subsequent to the above described transfers, the Company redeemed the RTN Class A Preferred Shares by distributing to

the  shareholders  the  controlling  interests  in  the  common  shares  of  CLI,  QMI,  and  AHI,  on  a  pro  rata  basis.   The  above

described  reorganization  and  redemption  of  the  preference  shares  is  considered  a  capital  transaction  and  accordingly  the

Company  reclassified  the  accumulated  other  comprehensive  income  of  $504,770  recorded  in  fiscal  2009  to  account  for the un-realized gain from the appreciation in the market value of the Equity Portfolio from “other comprehensive income”

to  retained  earnings  when  the  Equity  Portfolio  was  transferred  to  AHI  upon  the  completion  of  the  Arrangement

Agreement.

Acquisition of a new business asset

On January 19, 2010, the Company executed a definitive agreement with privately owned Market Guidance Systems Inc.

(“MGS”)  whereby  the  Company  acquired  an  exclusive  and  perpetual  license  to  the  Market  Navigation,  Trade  Execution and Market Timing Software (the “RTN-Stealth Software”).

As  consideration  for  the  above,  the  Company  issued  5,000,000  Class  B  preferred  shares  in  the  capital  of  the  Company

(the  “Class  B  Preferred  Shares”)  to  the  shareholders  of  MGS.  In  connection  with  the  acquisition,  the  Company  paid  a company  controlled  by  a  director  of  the  Company  a  transaction  advisory  fee  of  250,000  Class  B  Preferred  shares.  Each

Class B Preferred share is convertible into ten common shares of the Company when the cumulative net revenues derived from the license of the RTN-Stealth Software reach a total of US$20,000,000.

On May 17, 2010, the Company executed two definitive agreements:

a.     the Company acquired the RTN-Stealth Software from MGS (the “MGS transaction”), and

b.     the Company purchased the EMC-ALGO Software Suite from ENAJ (the “ENAJ transaction”).

As  part  of  the  MGS  transaction,  the  Company  issued  20,000,000  common  shares  of  the  Company  to  MGS  shareholders which  are  escrowed  to  be  released  in  four  equal  tranches  at  6,  9,  12,  and  15  months,  and  has  assumed  four  promissory notes, in an amount totalling $2,503,500, owed by MGS (the “Promissory Notes”), as the consideration of the acquisition.

In  addition,  the  exclusive  and  perpetual  license  to  market  the  RTN-Stealth  Software  that  was  acquired  in  January  2010 was cancelled upon the completion of the acquisition of the RTN-Stealth Software.

The details of the promissory notes assumed are as follows:

Due date

Interest rate

Other terms

Promissory Notes with the

Principal and interest

Bank of Canada prime

Senior to any and all other

principal totalling

are due on May 15,

rate + 1% per annum

shareholder loans and

C$2,503,500 at May 17,

2012

compound annually

shall be paid in full prior

2010

to repayment by the

Company to any and all

other shareholder loans

As  part  of  the  ENAJ  transaction,  the  Company  issued  2,500,000  Common  Shares  as  consideration  for  the  acquisition  of the  EMC-ALGO  Software  Suite  from ENAJ.  The  2,500,000  Common  Shares  were  issued  to  ENAJ  and  are  escrowed  to be released in four equal tranches at 6, 9, 12, and 15 months.

The  Company  is  now  in  the  process  of  seeking  rectifications  of  certain  filings  or  failures  to  file  under  the  Business

Corporations Act (British Columbia) to ensure all aspects of the above described arrangement have taken effect.

Acquisition of a new business asset (continued)

Details of the two software acquisitions are summarized as follows:

RTN – Stealth Software

Issuance of 20,000,000 Common Shares of RTN each having a market value of $0.25 per share on May 17, 2010

$

5,000,000

Assumption of four promissory notes

2,503,500

Issuance of 5,250,000 Class B preferred shares on January 19, 2010

150,000

Finders fees of 125,000 Common Shares of RTN having a market value of $0.25 per share on May 17, 2010

31,250

7,684,750

EMC – ALGO Software

Issuance of 2,500,000 Common Shares of RTN each having a market value of $0.25 per share on May 17, 2010

625,000

$

8,309,750

Furthermore,  the  Company  entered  into  a  management  agreement  with  Mr.  Michael  Boulter,  the  founder  and  chief technology  officer  of  ENAJ  in  exchange  for  two  million  five  hundred  thousand  (2,500,000)  common  shares  of  the

Company  as  compensation.  The  management  agreement  has  a  three  (3)  year  term  and  grants  the  titles  of  President  and

Chief  Operating  Officer  of  the  Company.   The  2,500,000  million  Common  Shares  of  the  Company  are  vested  in  three

equal  tranches  at 12, 24, and  36  months from May 17, 2010.   As a result,  the corresponding  management fee  is deferred and amortized as follows:

Total consideration

$

625,000

Expensed in the twelve months ended December 31, 2010

(130,209)

494,791

Less current portion

(208,333)

$

286,458

 The current portion of the prepaid expenses on the balance sheet include the deferred management fee of $208,333.

Change of Company’s name - QAT

On April 5, 2011, the Company changed its name from RTN Stealth Software Inc. to Quantitative Alpha Trading Inc.

SELECTED ANNUAL INFORMATION

The summary of selected annual information has been prepared in accordance with Canadian GAAP.

2010

2009

2008

$

$

$

Revenues

-

-

-

Net Income (Loss)

(2,628,226)

(599,471)

(305,762)

Net Income (Loss) per Share

(0.02)

(0.01)

(0.01)

Total Assets

9,023,421

2,151,954

892,243

Total Long-term liabilities

(2,095,476)

-

-

Cash dividend

-

-

-

RESULTS OF OPERATIONS

For the Year Ended December 31, 2010

The  Company  reported  a  net  loss  of  $2,628,226  ($0.02  per  share)  for  the  year  ended  December  31,  2010

as  compared  to  a  net  loss  of  $599,471  ($0.01  per  share)  for  the  year   ended  December  31,  2009.

Significant   changes   between   the   2010   and   2009   year   leading   to   the   increase   of   the   net   loss   are

advertising  and  promotion,  bank  charges  and  interest,  management  consulting  and  administrative,  office expenses,  professional  fees  and  stock  based  compensation  offset  by  an  increase  in  foreign  exchange  gain.

Details  are  as  follows:

Advertising  and  promotion  costs  increased  to  $51,672  from  $  2,041  in  2009  as  result  of  the  Company’s efforts  in  promoting  the  acquired  Software.

Bank  charges  and  interest  increased  to  $64,458  from  $999  in  2009  as  a  result  of  the  interest  on  the  notes payable.

Management,  consulting  and  administrative  fees  increased  to  $387,323  from  $112,205  for  2009.   In  the

current  year  the  Company  engaged  more  consultants  to  maintain  and  develop  the  trading  software resulting  in  higher  consulting  fees.

Office  expenses  have  increased  to  $36,344  from  $3,252  for  2009  as  a  result  of  the  company  moving offices  and  additional  courier,  office  supplies,  web  design  and  telephone  costs.

Professional  fees  increased  to  $157,584  from  $73,491  for  2009.  This  increase  was  a  result  of  the corporate  restructuring  during  the  year.

Stock  based  compensation  has  increased  to  $1,866,273  from  $47,360  for  2009.    This  increase  was  a

result  of  the  Company  awarding  its  directors,  officers,  employees  and  consultants  a  total  of  5,650,000

stock  options  at  an  exercise  price  of  $0.32  in  February  2010.   The  5,650,000  granted  options  had  a  fair

value  of  $1,736,064  and  the  Company  recognized  $1,736,064  in  stock-based  compensation  expense.   In

addition,  $130,209  in  stock-based  compensation  expense  relates  to  the  amortization  of  the  management agreement  as described  in  the  acquisition  of  new  business  section  above.

Foreign  exchange  gain  increased  to  $108,150  from  $548  in  2009  as  a  result  of  US  dollar  denominated notes  and  the  favorable  exchange  rate.

Q4 Operations

The Company reported net loss for the three months ended December 31, 2010 of $278,375 compared to $507,977 for

the  same  period  in  2009,  a  decrease  of  229,602.   This  decrease  is  mainly  a  combined  result  of  incurring  $378,426 write down  charge for  the mineral & oil and gas properties in 2009 offset by additional professional fees, interest on notes  payable  and  stock  based  compensation  incurred  in  2010  in  order  for  the  company  to  execute  its  change  in business plan as described above.

Summary of Quarterly Results

The summary of quarterly results has been prepared in accordance with Canadian GAAP.

For the 3-month ended

Revenue

Net Income (Loss)

Net Income (Loss)

per share

$

$

$

December 31, 2010

-

(278,375)

(0.00)

September 30, 2010

-

(285,763)

(0.00)

June 30, 2010

-

(210,803)

(0.00)

March 31, 2010

-

(1,853,285)

(0.02)

December 31, 2009

-

(507,977)

(0.00)

September 30, 2009

-

160,220

0.00

June 30, 2009

-

(211,395)

(0.00)

March 31, 2009

-

(40,319)

(0.00)

LIQUIDITY & CAPITAL RESOURCES

The  Company  does  not  generate  revenues  from  operations.  The  Company  relies  on  equity  financing  for  its  working capital  requirements  to  fund  its  operations,  business  and  software  development  activities.  At  December  31,  2010,  the

Company  had  $174,530  in  cash  and  cash  equivalents  (2009  –  $379,284)  and  a  negative  working  capital  of  $304,162

(2009  –  positive  $2,005,756).  For  the  year  ended  December  31,  2010  operating  expenditures  were  $2,630,585 compared to $438,906 in 2009.

The   Company   is   not   subject   to   external   working   capital   requirement   and   does   not   have   significant   capital

commitments that are obligated to make.

To  date,  the  Company  has  not  generated  any  revenues  from  operations  and  will  most  likely  require  additional funds  to  meet  its  obligations  and  the  costs  of  its  operations.  Subsequent  to  year  end  (as described  in  the  subsequent events  section),  to  address  cash  flow  needs  the  Company  has  raised  an  additional  $3,000,000  through  a  private placements.

OFF BALANCE SHEET ARRANGEMENTS

 None

RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and in management’s opinion have been transacted on a basis consistent with those involving unrelated parties, and accordingly that they are measured at fair value.

*      During the year ended December 31, 2010, a company controlled by the former President charged the Company

$26,000 (2009 - $61,750) in consulting and administrative fees and $27,500 (2009 - $60,000) in rental expenses.

Another Company controlled by the former President of Arris Resources also charged the Company $nil (2009 -

$50,000) in property research charges.

*      During  the  year  ended  December  31,  2010,  two  companies  related  to  a  former  director  charged  the  Company

$nil  (2009  -  $45,000)  management  fees  and  $nil  (2009  -  $48,229)  finders’  fees  as  share  issuance  costs respectively.

*      During  the  year  ended  December  31,  2010,  the  CFO  and  former  CFO  have  charged  the  company  $28,600  in accounting fees

*      During  the  year  ended  December  31,  2010,  a  director  of  the  company  and  chief  programmer  has  charged  the

Company $122,000 in consulting fees.

PROPOSED TRANSACTION

There are no proposed transactions that will materially affect the performance of the Company.

SUBSEQUENT EVENTS

i.

On  January  19,  2011,  the  Company  completed  a  non-brokered  private  placement  for  gross  proceeds  to  the

Company of approximately $500,000. Pursuant to the private placement, the Company issued 9,523,809 units at a purchase  price  of  $0.0525  per  unit.  Each  unit  consists  of  one  common  share  of  the  Company  and  four  common share  purchase  warrants.  Each  whole  warrant  entitles  its  holder  to  purchase  one  additional  Common  Share  at  an exercise price of $0.0525.

ii.

Following the Company’s annual general meeting on March 31, 2011, the following subsequent events occurred:

*      In  order  to  position  itself  for  an  improved  and  upgraded  listing  profile  over  the  coming  months,  the  Company has  approved  its  continuance  from  British  Columbia  into  Ontario  as  its  governing  jurisdiction,  as  approved  the adoption of a new general bylaw and has changed its name to Quantitative Alpha Trading Inc.

*      In order to simplify and streamline its capital structure, the shareholders have authorized the early conversion of

5,250,000  special  Class  B  Preferred  Shares  into  52,500,000  Common  Shares,  thereby  ensuring  that  all  of  its

issued   and   outstanding   equity   is   represented   by   voting   Common   Shares.   In   addition,   the   Company   has

streamlined and normalized its capital structure by eliminating all special classes of shares in favour of Common

Shares with only one authorized class of preferred shares.

*      In  full  and  final  satisfaction  of  the  principal  and  interest  owing  under  the  Promissory  Notes,  the  Company  has issued 47,370,100 Common Shares.

*      The Company has raised an additional C$2,500,000 through a non-brokered private placement of units taken up mostly  by  existing  and  new  directors  of  the  Company.  The  private  placement  consisted  of  (1)  9,523,809 common shares and (2) warrants on 38,095,238 common shares.

iii.

On  April  1,  2011,  the  Company  announced  the  granting  of  30,639,581  stock  options  of  common  shares  to

members  of  the  Board,  management  and  senior  consultants.   The  options  granted  are  equal  to  11.25%  of  the

issued and outstanding common shares of the Company.

SIGNIFICANT ACCOUNTING POLICIES

The   Company’s   significant   accounting   policies   are   described   in   Note   5   to   the   audited   consolidated   financial

statements  for  the  year  ended  December  31,  2010.  Management   considers   the   following   policies   to   be   the   most

critical   in understanding  the  judgments  and  estimates  that  are  involved  in  the  preparation  of its  consolidated  financial statements.

Going Concern

Canadian  GAAP  requires  management  to  make  an  assessment  of  the  Company’s  ability  to  continue  as  a  going concern,  and  to  disclose  any  material  uncertainties  related  to  events  or  conditions  that  may  cast  significant  doubt upon  the  entity’s  ability  to  continue  as  a  going  concern.

In  assessing  the  appropriateness  of  the  going  concern  assumption,  management  is  required  to  consider  all  available information  about  the  future  which  is  at  least,  but  not  limited  to,  twelve  months  from  the  balance  sheet  date  and  to disclose  any  material  uncertainties  related  to  events  or  conditions  that  may  cast  significant  doubt  upon  the  entity’s ability  to  continue  as  a  going  concern.

The  ability  of  the  Company  to  continue  to  operate  as  a  going  concern  is  dependent  upon  its  ability  to  ultimately  operate its business at a profit. To date, the Company has not generated any revenues from operations and will most likely require additional  funds  to  meet  its  obligations  and  the  costs  of  its  operations.  As  a  result,  further  losses  are  anticipated  prior  to the generation of any profits.

The  Company  has  addressed  short  term  cash  flow  requirements  through  the  raising  of  capital  and  conversion  of  notes

payable  to  common  shares  subsequent  to  year-end.   The  Company's  continued  existence  is  dependent  upon  its  ability  to

attain  profitable  operations  and  obtain  financing  from  its  shareholders  or  external  sources  if  required.   The  Company’s

future  capital  requirements  will  depend  on  many  factors,  including  the  costs  of  operating  the  software  business.  The

Company’s anticipated operating losses and increasing working capital requirements may require that it obtain additional capital to continue operations.

The Company will depend almost exclusively on outside capital. Such outside capital is anticipated to include the sale of additional shares. There can be no assurance that capital will be available as necessary to meet these continuing operating costs  or,  if  the  capital  is  available,  that  it  will  be  on  terms  acceptable  to  the  Company.  Any  issuing  of  additional  equity securities by the Company may result in dilution to the equity interests of its current shareholders. Obtaining commercial loans,  assuming  those  loans  would  be  available,  will  increase  the  Company’s  liabilities  and  future  cash  commitments.  If the  Company  is  unable  to  obtain  financing  in  the  amounts  and  on  terms  deemed  acceptable,  the  business  and  future success may be adversely affected, thus giving rise to doubt about the Company’s ability to continue as a going concern.

Use of Estimates

The  preparation  of  financial  statements  requires  management to  make estimates  and  assumptions  that  affect  the  reported amounts  of  assets  and  liabilities  and  the  disclosure  of  contingent  assets  and  liabilities  at  the  date  of  the  financial

statements  and  the  reported  amounts  of  revenue  and  expenses  during  the  reporting  year.   Significant  areas  requiring  the

use  of  management  estimates  relate  to  the  recoverability  of  the  software,  equipment,  valuation  allowances  for  future income tax assets and depreciation and amortization.

Stock-based Compensation

The  Company  records  all  stock-based  payments  using  the  fair  value  method.   Under  the  fair  value  method,  stock-based

payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or

liabilities  incurred,  whichever  is  more  reliably  measurable,  and  are  charged  to  operations  over  the  vesting  period.   The

offset  is  credited  to  contributed  surplus.   Consideration  received  on  the  exercise  of  stock  options  is  recorded  as  share capital and the related contributed surplus is transferred to share capital.

Share  capital  issued  for  non-monetary  consideration  is  recorded  at  its  fair  market  value  based  on  its  trading  price  on  the

Canadian  National  Stock  Exchange  on  the  date  the  agreement  to  issue  the  shares  was  entered  into  as  determined  by  the

Board of Directors of the Company.

NEW ACCOUNTING PRONOUNCEMENTS

The  new  accounting  pronouncements  the  Company  yet  to  adopt  are  disclosed  in  the  note  5(p)  to  the  2010  audited consolidated  financial statements.

SHARE DATA

As at the date of this MD&A, subject to the completion of the conversion of  the Class B Preferred Shares as approved by the shareholders, the Company has 272,351,994 common shares and 33,689,581 stock options for a total of 306,041,575 fully diluted common shares outstanding.

FINANCIAL INSTRUMENTS

a)    Carrying amounts and fair values of financial instruments

Financial  instruments  disclosures  requires  the  Company  to  provide  information  about:  a)  the  significance  of  financial instruments  to  the  Company’s  financial  position  and  performance  and,  b)  the  nature  and  extent  of  risks  arising  from financial  instruments  to  which  the  Company  is  exposed  during  the  period  and  at  the  balance  sheet  date,  and  how  the

Company manages those risks.

Financial instruments – Fair values

Following  is  a  table  which  sets  out  the  fair  values  of  recognized  financial  instruments  using  the  valuation  methods  and assumptions described below:

2010

2009

Carrying

Fair

Carrying

Fair

Value

Value

Value

Value

Financial assets

Cash and cash equivalent

$

174,530      $

174,530      $

379,284      $

379,284

Accounts receivable

28,664

28,664

242,744

242,744

Marketable securities

-

-

1,448,800

1,448,800

Financial liabilities

Accounts payables and accrued

liabilities

115,046

115,046

75,072

75,072

Deposit on private placement

250,000

250,000

-

-

The  carrying  value  of  cash  and  cash  equivalents,  accounts  receivable,  accounts  payable  and  accrued  liabilities  and  the deposit on private placement approximate their fair value due to the short term nature of these instruments.

The fair value of the notes payable is not readily determinable with sufficient reliability due to the uncertainty around the maturities and the future cash flows associated with the promissory note.  Subsequent to year end, the notes payable were converted to common shares.

The fair value hierarchy for financial instruments measured at fair value is Level 1 for cash and cash equivalents and marketable securities.  The Company does not have Level 2 or Level 3 inputs.

b)    Financial instrument risk exposure and risk management

The  Company  is  exposed  in  varying  degrees  of  financial  instrument  related  risks.  The  Board  approves  and  monitors  the

risk  management  processes,  including  treasury  policies,  counterparty  limits,  controlling  and  reporting  structures.   The

types of risk exposure and the way in which such exposure is managed are provided as follows:

1)     Credit risk

The  Company  is  exposed  to  credit  risk  with  respect  to  its  cash,  cash  equivalents  and  accounts  receivable.  Accounts receivable are primarily amounts owing from government agencies.

The  Company  estimates  its  maximum  exposure  to  be  the  carrying  value  of  the  cash  and  cash  equivalents,  and  accounts receivable.

The  Company  manages  credit  risk  by  maintaining  bank  accounts  with  Schedule  1  Canadian  banks  and  investing  only  in

Guaranteed Investment Certificates.  The Company’s cash is not subject to any external limitations.

FINANCIAL INSTRUMENTS (continued)

2)    Liquidity risk

Liquidity  risk  is  the  risk  that  the  Company  will  not  be  able  to  meet  its  financial  obligations  as  they  fall  due.    The

Company manages liquidity by maintaining sufficient cash balances.

The following are the principal contractual maturities of financial liabilities:

Contractual

Over 3

As at December 31, 2010

Obligations

2011

2012

2013

years

Accounts payable and

accrued liabilities

$

115,046    $    115,046    $

-    $

-    $

-

Deposit on private placement

250,000

250,000

-

-

-

Notes payable

2,453,921

-      2,453,921

-

-

Total liabilities

$    2,818,967    $    317,796    $   2,453,921    $

-    $

-

Contractual

Over 3

As at December 31, 2009

Obligations

2010

2011

2012

years

Accounts payable and

accrued liabilities

$

75,072    $      75,072    $

-    $

-    $

-

Total liabilities

$

75,072    $      75,072    $

-    $

-    $

-

3)    Market risk

Foreign exchange risk

The  Company’s  foreign  currency  transactions  make  it  subject  to  foreign  currency  fluctuations  and  inflationary  pressures which  may  adversely  affect  the  Company’s  financial  position,  results  of  operations,  and  cash  flows.  The  Company  is affected  by  changes  in  exchange  rates  between  the  Canadian  Dollar  and  US  Dollar.  During  the  fiscal  year  2010,  the

Company attempted to transact its business predominantly in Canadian Dollars to mitigate the foreign exchange risk.

As at December 31, 2010 the financial assets and liabilities of the Company are all held in Canadian dollars except for the long term notes payable balance.

4)    Interest rate risk

Interest rate risk consists of two components:

1. To  the  extent  that  payments  made  or  received  on  the  Company’s  monetary  assets  and  liabilities  are  affected  by changes in the prevailing market interest rate, the Company is exposed to interest rate cash flow risk.

2. To  the  extent  that  changes  in  prevailing  market  interest  rates  differs  from  the  interest  rates  attached  to  the

Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is exposed to interest rate risk on its floating rate notes payable.

RISKS AND UNCERTAINTIES

Ability to Adapt our Business Model

As  we  have  changed  our  business  from  resource  exploration  to  software,  we  need  to  successfully  change

our  business  model  and  strategic  direction.    We  may  or  may  not  be  able  to  do  this  successfully.

Management  must  manage  the  changeover  to  a  new  business  model  that  involves  the  inherent  risks associated  with  change  in  general  such  as  learning  about  the  new  products,  new  expectations  and resistance  to  change,  but  more  specifically  we  must  identify  with  the  new  corporate  objective  and  adapt to  the  demands  of  our  potential  customer  base  by  developing  and  marketing  a  product  that  meets  their needs.

Demand for our Software Solutions

There  may  be  little  demand  for  our  new  software  solutions,  and  they  may  not  be  broadly  accepted  by  the investor  market.  If  we  do  not  derive  any  benefit  from  our  efforts  to  market  our  software,  our  operating

results could be adversely affected.   The  ability  of  the  Company  to  continue  to  operate  as  a  going  concern is  dependent  on  its  ability  to  ultimately  operate  its  business  at  a  profit.

Competitive Environment

The Company currently faces competition from software providers and websites that also offer trading tools.

The  software  industry  is  a  rapidly  changing  environment  with  constant  competition  and  many  new  product introductions.  The  ability  of  the  Company  to  achieve  market  success  and  a  competitive  advantage  will depend  on  its  capability  for  ongoing  research  and  development  and  the  integration  of  any  technological advances into its products.

Current Economic Conditions

An  economic  slowdown  could  cause  demand  for  our  products  to  decline.   Since  trading  in  the  securities

market  is  inherently  risky,  a  recession  may  exacerbate  these  risks  in  the  minds  of  our  potential  customers,

causing  them  to  delay  or  to  decide  against  trying  a  new  trading  platform.   It  is  impossible  to  predict  the

impact current economic conditions will have on our future results, and we cannot know when the economy will improve.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The  Chief  Financial  Officer  and  Chief  Executive  Officer,  is  responsible  for  establishing  and  maintaining  effective disclosure  controls  and  procedures  for  the  Company  as  defined  in  National  Instrument  52-109  Certification  of

Disclosure  in  Annual  and  Interim  Filings.  Management  has  concluded  that  as  of  December  31,  2010  controls  are effective  enough  to  provide  reasonable  assurance  that  material  information  relating  to  the  Company  would  be  known to them, particularly during the period in which reports are being prepared.

Internal Control over Financial Reporting

Management has concluded that internal control over financial reporting will be effective. The design and operation of internal  control  over  financial  reporting  will  provide  reasonable  assurance  regarding  the  reliability  of  financial reporting  and  the  preparation  of  financial  statements  for  external  purposes  in  accordance  with  applicable  generally accepted accounting principles.

Internal  control  over  financial  reporting  will  include  those  policies  and  procedures  that  establish  the  following:

maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of assets;

reasonable  assurance  that  transactions  are  recorded  as  necessary  to  permit  preparation  of  financial  statements  in accordance with applicable generally accepted accounting principles; receipts and expenditures are only being made in accordance  with  authorizations  of  management  and  the  Board  of  Directors;  and  reasonable  assurance  regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets.

Management  have  designed  internal  control  over  financial  reporting  to  provide  reasonable  assurance  regarding  the reliability  of  financial  reporting  and  the  preparation  of  financial  statements  for  external  purposes  in  accordance  with

Canadian GAAP.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

In  February  2008,  the  Canadian  Accounting  Standards  Board  announced  that  2011  is  the  changeover  date for  publicly  accountable  profit-oriented  enterprises  to  use  IFRS,  replacing  Canadian  GAAP for  interim  and

annual  financial  statements  relating  to  fiscal  years  beginning  on  or  after  January  1,  2011.   As  a  result,  the

conversion from Canadian GAAP to IFRS will be applicable to the Company’s reporting for the first quarter of fiscal 2011 for which current and comparative information will be prepared on an IFRS basis.

In  light  of  these  requirements,  the  Company  has  adopted  a  four  phase  approach  to  ensure  successful conversion to IFRS, including:

Phase 1 - diagnostic impact assessment: This phase is essentially complete.

Phase 2 - design and planning: to identify specific changes required to existing accounting policies,

information system, and business processes. This phase is essentially complete.

Phase 3 – solution development: Involves the selection of the Company’s accounting policies among alternatives allowed under IFRS by senior management and the review by the Audit Committee, the quantification of the impact of changes on the Company’s existing accounting policies on the opening IFRS balance sheet and the development of the draft IFRS financial statements. During the final quarter of fiscal

2010, management continued to review the choices available under IFRS, First-time Adoption of IFRS.

This phase is currently in process.

Phase 4 – implementation– to execute the changes to information systems and business processes,

completing formal authorization processes to approve recommended accounting policies changes and training programs across the Company’s finance and other staff, as needed. This phase is currently in process.

Following areas are identified that may have impacts to the financial statements under IFRS:

Area

Canadian GAAP

IFRS

Analysis and preliminary

(as currently applied)

conclusion

Property,

1. PP&E is recorded at cost.

PP&E is initially recorded at

The existing accounting policy

plant, and

cost.

is likely to be maintained per

equipment

Subsequent measurement can

preliminary evaluation.

(“PP&E”)

be done either by cost method

or by revaluation method if

fair value of the PP&E can be

reliably measured.

2. Depreciation is taken based

Depreciation is based on the

The Company does not have

on their useful lives.

useful lives of each significant      significant PP&E as at the date

component within PP&E

of this MD&A. Management

will assess the impact when the

Company has acquired PP&E

with respect to the

componentization.

Impairment of      1. Impairment testing of long-      Like Canadian GAAP,

No significant impact.

long-lived

lived assets is performed when     impairment testing is

assets

there is an indication the

performed when there is an

carrying value may not be

indication of impairment.

recoverable.

2. The impairment test is a

The impairment test is a one-

Impairment tests under IFRS

two-step process. An asset

step process.

could generate a greater

(group) is first assessed as to

likelihood of write downs in the

whether impairment exists

An  impairment loss is

future.

based on whether the asset’s

recognized if the asset’s

(group’s) carrying value

(group’s) carrying value

exceeds the undiscounted

exceeds its recoverable

future cash flow of the asset

amount, which is the greater of

(group).

fair value less costs to  sell and

If an impairment exists, then

value in use (based on the net

the impairment loss is

present value of future cash

measured based on the excess

flow).

of carrying value over the fair

value of the asset (group)

3. Write downs to net

Write downs to net realizable

Potential increasing volatility in

realizable value are permanent.     value can be reversed if the

profit and loss could arise as a

conditions of impairment cease    result of the difference in the

to exist.

treatment of write downs in the

future.

Share-based

1. Share-based compensation

IFRS 2 requires both equity-

No impact- the Company’s

compensation

is determined using fair value

settled awards and cash-settled     share-based payments are all

model for equity-settled

awards to be measured based

equity-settled payments.

awards and the intrinsic model     on fair values.

for cash-settled awards

2. When a share-based award

When a share-based award

No impact - the Company has

vests in installments over the

vests in installments over the

not granted share-based awards

vesting period, the Company

vesting period, each

vesting in installments in 2010.

has an election to recognize

installment is accounted for a

the share-based compensation

separated arrangement for

on a straight-line basis or a

recognition of cost (graded

graded method which

method).

recognizes share-based

compensation faster than the

straight-line method

Software

Software is amortized once put     Software is amortized when

Amortization will be recorded in

into use

available for use

2010 for the period that the

software was available for use

Income taxes

Deferred income tax assets are     Deferred income tax assets are     The term “Probable” is not

recognized to the extent that it      recognized to the extent it is

defined in IAS 12. However,

is “more likely than not” that

“probable” that the taxable

entities have often used a

the deferred income tax assets      profit will be realized.

definition of “more likely than

will be realized

not” similar to Canadian GAAP.

Accordingly, our preliminary is

that there is no significant

impact.

OTHER

To view the public documents of the Company, please visit the Company's profile on the SEDAR website at

www.sedar.com.